

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360



April 30, 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Re: Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

Very truly yours,

Daniel Kim

Associate Manager
Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7721
Fax) 82-2-727-7427
Email) dano.kim@samsung.com

dlw 6/11


SAMSUNG

April 30, 2003

BOD Resolutions

Agenda Item 1: Capex Investment in Lines 7 and 8

- **Details**
  - The investment aims to upgrade and switch the lines so that they produce more Flash products.
  - The investment is expected to total KRW87.5 billion to introduce new equipment and upgrade existing one.

- **Investment Purpose**
  - The investment will enable SEC to handle a rise in demand for NOR/NAND Flash Memory. The expansion of Flash products will allow the profit structure to be enhanced.
  - The agenda item was passed by a unanimous vote.

Agenda Item 2; Investment in Line 6 of SYS.LSI

- **Details**
  - The investment is designed to expand the SYS.LSI business and strengthen competitiveness through capacity build-up.
  - The investment is expected to KRW100.4 billion to introduce new equipment and upgrade old one.

- **Investment Purpose**
  - The investment is expected to enable SEC to meet a rising demand through the upgraded process and capacity expansion.
  - As the investment is expected to lead to a growth in sales and profit, the agenda item was passed unanimously.